SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Contents

Important Note

I.	Executive Summary		7

II.	Appraiser Qualifications and Declarations		13

III.	Information from Telemig Celular		20

IV.	Valuation of Telemig preferred Shares		26
	I.	Volume Weighted Average Share Price
	II.	Equity Share Values
	III.	Economic Value by Market Multiples
	IV.	Premium Value of Similar Public Share Offers

V.	Conclusion		32

VI.	Annexes		34

Important Notice

1. BES Investimento do Brasil S.A - Banco de Investimento (hereinafter BESI) was engaged by Vivo Participações S.A. (hereinafter the Company) to draw up this economic and financial valuation Report (hereinafter the valuation Report), for a Voluntary Public Tender Offer for the Purchase of the preferred Shares issued by Telemig Celular Participações S.A. (hereinafter Telemig Participações) and Telemig Celular S.A. (hereinafter Telemig Celular and, jointly with Telemig Participações, Telemig) (hereinafter the VTO), to be undertaken by the Company pursuant to Instruction 361 of the Brazilian Exchange Commission (hereinafter CVM), dated March 5, 2002, as altered (hereinafter CVM Instruction 361).

2. The Valuation Report is the intellectual property of BESI and was drawn up by BESI to comply with the provisions of Articles 8 and 31 of CVM Instruction 361.

3. The Valuation Report must not be used for any purposes other than those related to the VTO.

4. BESI has not made, and will not make, any recommendations nor express any explicit or implicit opinion to Telemig shareholders, it being the sole and exclusive decision of the latter to accept or not accept the VTO.

5. The Valuation Report does not represent a judgment, opinion or recommendation to the Companys management, its shareholders or any third party (including, but without being limited to, investors who decide to participate in the VTO) as to the convenience and opportunity of undertaking the VTO, which shall remain at the exclusive discretion of the Companys management, not does it intend to support any investment decision. BESI is not advising Telemig shareholders as to the VTO. All shareholders should conduct their own analyses of the VTO.

Important Notice (continued)

6. The reference date used for the Valuation Report is August 2, 2007, date of the material fact of the announcement of acquisition of control of Telemig and, among other facts, of the VTO.

7. When preparing this Valuation Report, BESI considered, among others, the following Telemig information: (i) Telemig Audited Financial Statements for the fiscal year ended on December 31, 2007 (ii) historical record of market share prices of Telemig preferred shares. BESI considered further other information, financial studies, analyses and research, and financial, economic, monetary and market criteria regarded as relevant, as well as public information on Telemigs sphere of operation and on macroeconomic parameters where Telemig is notably present.

8. This Valuation Report has not considered previous Telemig valuations or securities issued by these companies made public up to this date, within the context of past operations, offers and negotiations involving Telemig.

9. The drawing up of economic -financial valuations is a complex task involving subjective judgments and is not susceptible to a partial analysis or summarized description. BESI has not placed specific importance on any of the factors considered individually in the Valuation Report. On the contrary, it undertook a qualitative analysis on the importance and relevance of all factors considered herein. Thus, the Valuation Report should be analyzed as a whole, since an analysis of selected parts, summaries or specific aspects of the Valuation Report, without full knowledge and analysis of the Valuation Report in its totality, may result in an incomplete and incorrect understanding of the analysis undertaken by BESI, and of the conclusions contained in the Valuation Report. The results submitted herein envisage the compliance by the Company with the provisions of Articles 8 and 31 of CVM Instruction 361, within the scope of the VTO, not extending beyond any other issues or transactions, present or future, in relation to Telemig and the economic group of which these companies are part, or to their sphere of activity.

Important Notice (continued)

10. BESI has assumed and relied, with the express consent of the Company and without any independent confirmation, on the content, exactness, veracity, integrity, consistency, sufficiency, completeness and precision of all financial, accounting, legal, and fiscal information and other information analyzed by BESI or discussed with BESI, made publicly available by Telemig. BESI has not undertaken (i) any valuation of Telemig assets and liabilities (contingent or not); (ii) review or audit of Telemig financial statements; (iii) technical audit of Telemig operations; (iv) valuation of the solvency or fair value of Telemig, in accordance with any law related to bankruptcy, insolvency or similar issues; or (v) any physical inspection of Telemig properties, facilities or assets. BESI does not assume any responsibility whatsoever in relation to the verification of the content, exactness, veracity, integrity, consistency, sufficiency, completeness and precision of such information.

11. BESI is not responsible for direct or indirect losses or loss of profits that may result from the use of the valuation Report.

12. Except when another date is expressly specified, the valuation Report reflects Telemigs financial and accounting conditions, as per available information up to April 3, 2008, so that any alteration in such conditions and information after this date may alter the results presented herein. BESI is not obliged, at any time, to update, review, correct or reaffirm any information contained in the valuation Report, or to furnish any additional information related to the valuation Report. When preparing the valuation Report, BESI was not authorized by the Company or its Board of Directors to request, nor has it requested, information of interest to third parties regarding a total or partial acquisition of Telemig shares. Consequently, the results determined in the valuation Report are not necessarily, nor should they be inferred as, representative of effective Telemig sale prices to third parties, for which these companies may be negotiated now or at a future date.

Important Notice (continued)

13. Other company and sector valuations, also undertaken by BESI, may adopt different approaches on market assumptions than those adopted in the valuation Report, so that the BESI research department, and other departments and affiliated companies, may use in their analyses different Report and publications, estimates, projections and methodologies from those used in the valuation Report; any such analyses, reports and publications may contain different conclusions from those described in the valuation Report.

14. BESI was engaged by the Company and, independently of the VTO, will be remunerated for the services rendered.

15. BESI has provided, either directly or through affiliated companies, certain financial and investment banking services to the Company, as well as to its respective parent companies, for which it received remuneration, continues to provide them and may, at any time, provide them again. BESI, either directly or through affiliated companies is, or may become, a creditor of the Company, of Telemig, as well as of any of its respective parent companies in certain financial operations, and may also increase or decrease the volume of its financial operations with these corporations.

16. In the normal course of its activities, BESI may, either directly or through affiliated companies, negotiate securities of the Company or of Telemig, as well as of their respective parent companies, in its own name or in that of its clients and, consequently, may, at any time, be long or short of these securities.

17. BESI declares that there is no conflict of interests that would impair its impartiality of judgment, required for the performance of its duties in relation to the drawing up of the valuation Report.

18. The valuation Report was drawn up solely in Portuguese and, should it be translated into any other language, the Portuguese version shall always prevail.

/s/ Juliana Arruda	/s/ Bruno Guapo Garção

Juliana Arruda	Bruno Guapo Garção
Vice-President	Associate

Object and Scope of the Analysis

  On August 2, 2007, Vivo Participações S.A announced that it had signed, a stock purchase agreement with Telpart Participações S.A., to acquire control of Telemig.

  In addition to the announcement for the acquisition of the controlling interest and of the subsequent mandatory public offerings of ordinary shares of Telemig, Vivo also announced, on the same date, their intention of making voluntary public tender offers of up to 1/3 of each class of preferred shares in circulation of Telemig Participações and Telemig Celular that it did not already own at a premium of 25% over the weighted average of the last 30 trading days, up to August 1, 2007. The price offered in Telemig Participações voluntary public offer is R$ 63,90 and in Telemig Celular voluntary public offer is R$ 654,72.

  Following the above mentioned transaction, BESI was engaged by Vivo Participações S.A. to draw up this economic and financial valuation Report for the purpose of a Voluntary Public Tender Offer of preferred Shares Issued by Telemig Participações and Telemig Celular, to be effected by the Company.

  Pursuant to CVM Instruction 361, BESI conducted the analyses of the following methodologies:
- Volume Weighted Average Share Price for the last twelve months prior to August 1, 2007;

- Net book value per share, calculated in accordance with Telemig Audited Financial Statements for the fiscal year ended on December 31, 2007 and reviewed by Deloitte Touche Tohmatsu;

- Economic value, based on market value multiples of comparable companies to those analyzed;

- Premium offered in similar transactions occurring since 2001, calculated through the mean and median premiums offered in public offerings of preferred shares on the weighted average price of the shares, considering 30 trading days prior to the announcement of the respective VTO;

  Among the methodologies used, BESI concluded that the most adequate is that of the premium offered in comparable transactions, as it reflects the parameters used in the market to price the benefit to be extended by the controlling company to holders of preferred shares in similar voluntary tender offers.

Object and Scope of the Analysis

  Different methodologies have, among others, the following limitations that preclude their application in this offer up to 1/3 of the preferred shares in circulation not owned by the company:

- The methodology of weighted averages over the last 12 months tends to flatten the value of the company, not reflecting recent events, whether positive or negative, immediately before the offer and, in this way potentially omitting relevant developments.

- Book value per share is not a satisfactory indicator for this valuation Report, as the net equity value follows accounting rules that may not reflect the market value of shares, in the extent that it is tied to past events and performance of the companies, and does not embody expectations of future performances to be appraised.

- Economic value calculated through market multiples is not an adequate alternative, since the sample available in the Brazilian market is scarce. Only the shares of Vivo Participações S.A., TIM Participações S.A., Tele Norte Celular Participações and Amazônia Celular can be used for a market multiples analysis.

- The economic value obtained through discounted cash flow methodology is not applicable in the case of voluntary public offerings of preferred shares, as the value obtained through such method implies an effective control of the company, something that does not occur with holders of preferred shares who do not have voting rights and, as such, no control over the cash flows that are the object of the valuation Report.

Methodology Applied

  BESI appraised the preferred shares of the following companies: (i) Telemig Celular Participações S.A., and (ii) Telemig Celular S.A., applying the methodologies described in the table below.

  In the case of Telemig Celular S.A., we used the preferred share with greater liquidity among the classes in circulation (see annex A Liquidity Analysis of preferred Shares).

  The quantities considered in the analyses presented in this document were those existing after the date of the announcement of the VTO, August 2, 2007, and contemplate the reverse split that occurred later.

  The respective sources of information, concepts used and detailing of the calculations of EBITDA and Net Debt used in the analysis are shown in the Annex. The same applies to the share price and volumes traded.

METHODOLOGY	DESCRIPTION

Volume Weighted Average Share Price
• The closing price of each share was weighted according to the daily financial volume traded over the period.
• The period considered was 12 months prior to disclosure of the material fact regarding the VTO, i.e., from August 2, 2006 to August 2, 2007.

Book Value per share
• Obtained by dividing the respective companys net equity, determined in the Financial Statements for the fiscal year ended on December 31, 2007 , by the number of shares after the reverse split on August 14, 2007.

Market Multiples of Comparable Companies
• Comparable companies listed on the São Paulo Stock Exchange and components of the IBOVESPA Index (Vivo, Tim, Tele Norte Celular Participações and Amazônia Celular) were used to obtain the multiples.
• We calculated the ratio between the Enterprise Value of these companies weighted solely by preferred shares based on an average market value of thirty working days prior to the announcement of the VTO (from June 20 to August 1, 2007) and their respective EBITDAs 2007, and the net debt as per the Financial Statements for the fiscal year ended on December 31, 2007.
• In the case of Telemig Participações, calculations of EBITDA and Net Debt are weighted according to its interest in Telemig Celular. Multiples obtained were applied to the Company under analysis for the establishment of the value.

Comparison with Voluntary Tender Offers.
• The comparable transactions considered were the public offerings for acquisition of preferred shares in Brazil, since 2001. The only offers considered were those in which the preferred shares showed relative liquidity prior to the respective public offerings. Because of sampling limitations, comparisons were based on offers for 100% of preferred shares and not only offers for 1/3 of the preferred float.
• For each of the comparable transactions, the calculations were based on the premiums offered by buyers in relation to market share price considering an average of thirty trading days prior to the announcement of the respective public offerings.
• The resulting premiums were applied to the Telemig preferred shares appraised herein, considering the average share price, weighted by volume, over the thirty trading days prior to the announcement.

Selected Methodology

  Premium offered in public offers of preferred shares

Date of Announcement	Company¹	Share Class	Premium Offered on Volume Weighted Average Share Price²

31-ago-06	Fertibras	PN	39,9%
9-mai-06	Embratel	PN	31,7%
9-nov-04	Cosipa	PN	25,5%
8-nov-04	Seara	PN	14,8%
25-ago-04	CRT Celular	PN	19,7%
	Tele Centro Oeste Celular Participações	PN	20,2%
	Tele Leste Celular Participações	PN	20,8%
	Tele Sudeste Celular Participações	PN	19,7%
29-abr-04	Bunge	PN	10,6%
16-mar-01	Bompreço	PN	35,2%

Mean			23,80%
Median			20,50%

Notes
1. Voluntary offers and going-private offers announced since 2001, excluding low-liquidity companies.
2. Prior period to the announcement of Public Offerings

Analysis Results - Telemig

  For Telemig Participações preferred shares, the selected value range is from R$ 61.64 to R$ 63.32 per share that, converted to values prior to the reverse split on August 14, 2007, would be within the interval ranging from R$ 6.16 to R$ 6.33 per lot of one thousand shares.

  For Telemig Celular preferred shares, the selected value range is from R$ 631.15 to R$ 648.43 per share.

Note:
1 - Number of shares contemplates reverse split which occurred after the announcement of the Voluntary Tender Offer.
2 - The value of Telemig Celular obtained through the use of market multiples based on EBITDA 2007 is not significant as the four companies sample includes three holding companies which historically trade at a premium to the operating companies due to the low liquidity of the latter. Therefore, the use of the average multiple obtained through this sample overestimates the true value of Telemig Celular.

Appraiser Qualifications

BES Investimento do Brasil S.A - Banco de Investimento (hereinafter BESI) is part of the Espírito Santo Group, one of the largest financial groups in Portugal, present in Europe, the Americas, Africa and Asia. In the financial segment, the Espírito Santo Group is involved in commercial and investment banking activities, leasing, consumer credit, real estate credit, shares brokerage, private equity, venture capital and fund management. In Brazil, the Espírito Santo Group started its activities in 1975 with total investments in the country already exceeding - 1.8 billion

BESI is an investment bank basically focused on services related to financial consultancy in (i) corporate finance in the following operations: mergers & acquisitions, privatizations, corporate valuations, restructuring, going private and going public from the structuring and economic/financial valuation through to the conclusion of the operation; and (ii) domestic and international capital markets in: issue and primary and secondary distribution of bonds and securities; syndicated loans and finance structuring, as well as other products and services inherent to investment banking activities.

BESI also has a wholly owned subsidiary (BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários) which operates in Stock Markets and Futures and Commodities Markets, and in the preparation of equity research reports .

BESIs Corporate Finance area is responsible for drawing up this valuation Report. The Corporate Finance area comprises eight fully qualified professionals, with the support of its global Corporate Finance area through sectorial teams in Portugal, Spain and London.

Appraiser Qualifications

The Corporate Finance area of BESI has recently undertaken valuations of major listed companies, among which

  Banco Mercantil do Brasil in August 2005;
  PrimeSys Soluções Empresariais S/A in September 2005;
  Tele Centro Oeste Celular Participações S.A. (valuation Report filed with CVM on August 11, 2003);
  Prevê Prédios S.A. (valuation Report filed with CVM on August 20, 2002);
  Banco Mercantil de São Paulo S.A. (valuation Report filed with CVM on August 20, 2002);
  Telesp Celular Participações in November 1999.

Additionally, the Corporate Finance area of BESI conducted various operations over the last few years undertaking company valuations. Some of these processes are detailed in the next slide: Recent selected transactions involving company valuations

Recent Selected Transactions involving companys valuations - BES Investimento do Brasil

Selected International Transactions - Espirito Santo Investment

Appraisers Qualifications

Name	Position	Summary Relevant Experience

Juliana Arruda	Vice President
• 9 years of experience in the M&A area having advised Icatu and Grupo José de Mello in sale of their stakes in Med-Lar, Societé General and Banco Mais in their acquisition of Banco Pecúnia and the sale of Grupo Espírito Santo stake in Shopping Villa-Lobos.

Bruno Guapo Garção	Associate
• 7 years experience in the M&A area, having advised Nutasa, S.G.P.S., in the sale of its Animal Feed Business to Saprogal/ The Carlyle Group, Espírito Santo Concessões in the valuation of several Motorway concessions in Portugal and Fábrica Têxtil Riopele, S.A. in the valuation of the business plan of Intermarcas, the owner of the Chocolate and LAB brands

Appraiser Declarations

  BESI, either directly or through its parent companies, subsidiaries or related individuals, does not own no shares issued by Telemig, whether in its own name or under its discretionary management;

  BESI, either directly or through affiliated companies, provided certain financial and investment banking services to the Company, its Subsidiaries and Affiliates, as well as to its parent companies, for which it was remunerated, continues to provide these services and may, at any time, provide them again. In the normal course of its activities, BESI may come to negotiate, either directly or through affiliated companies, securities belonging to the Company, its parent companies, subsidiaries, affiliates, as well as Telemig, in its own name or on behalf of its clients and, consequently, may, at any time, hold long or short positions in relation to the aforementioned securities. Notwithstanding the relationship heretofore described, and except for the information herein provided, BESI has no other commercial information of any nature whatsoever regarding Telemig that may affect the valuation Report.

  BESI affirms that the Company, its controlling shareholders and directors, have not conducted, interfered, limited, hampered or practiced any action whatsoever that compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the conclusions presented herein, nor have they determined or restricted the capacity of BESI to establish the methodologies applied to reach the conclusions provided in the valuation Report, or restricted BESIs capacity of determining the conclusions presented in the valuation Report.

  BESI has no conflict of interest with the Company, its controlling shareholders and directors, that demeans its necessary independence for the performance of its duties, as well as for the preparation of this valuation Report.

  For the services provided regarding the valuation Report, independently of the conclusion of the Offer, BESI will receive 150.000 thousand reais (R$ 150.000) from the Offering Party.

  Pursuant to what is provided under Article. 8º, §6, of CVM Instruction 361, BESI declares that during the twelve (12) months prior to the date of valuation Report, it received from the Company, its subsidiaries and affiliates, as well as from its parent companies, a total amount of US$ 1.000.000, by way of remuneration for advisory, valuation Report and similar services rendered for this transaction. BESI will receive in the future an additional remuneration of US$ 1.000.000 for the advisory, valuation Report and similar services rendered for this transaction.

  BESI also declares that it has not received from Telemig, its subsidiaries and affiliates, as well as from its parent companies any fees for advisory, auditing and similar services during the twelve (12) months prior to the date of the valuation report.

  This valuation Report has undergone internal review and has been approved by the Executive Directors of the Corporate Finance Department and the Legal Department of BESI.

Brief Description of the Sector

  There are currently approximately 3.3 billion cell phones worldwide, according to Wireless Intelligence research. At the end of 2007, there were 121 million cell phones in operation in Brazil, a growth of 21.12% over the previous year.

  In terms of subscribers, the cellular telephony sector in Brazil is the 5th largest in the world, after China, United States, Japan and Russia, according to data released by Anatel (the Brazilian telecommunications regulatory agency).

  From January to December 2007, a further 20.9 million subscribers were added to the client base, i.e., an increase of 21% to the number of active cell phones in Brazil. According to Anatel, the number of cell phones in Brazil exceeds 120 million this year, and the mobile telephony coverage is now available to 90.4% of the population.

Source: www.anatel.com.br

I. Telemig

Brief Description

  Telemig Celular Participações S.A. controls the cellular telephony provider Telemig Celular S.A, established after the restructuring of the Telebrás System. Subsequent to the sale of the shares of the holding companies to the private sector, the majority of the voting shares was acquired by Telpart Participações S.A.

  Telemig is the leading services operator for the cellular mobile telephony in the State of Minas Gerais, serving 86% of the population in the concession area in 2007.

  The Company holds concession rights to operate mobile telephony in Region I, being the company with the largest share of post-paid clients in its region.

  According to Telemigs latest quarterly statement, the Company held a 29.1% market share in its region in December 2007.

Source: www.telemigcelular.com.br

I. Telemig (continued)

Source: www.telemigcelular.com.br

I. Telemig (continued)

Source: www.telemigcelular.com.br

I. Telemig (continued)

*Net debt values reported by the Company. For concept and detailed calculation of net debt used in the present laudo, see Annex C. Detailed calculation of EBITDA and Net Debt.

Source: www.telemigcelular.com.br

I. Volume Weighted Average Share Price - Telemig

  Evolution of Average Share Price 12 months prior to VTO announcement (Aug/02/2006 to Aug/01/2007)

	TMCP4		TMGC7

	Av. Volume	Average Weighted Price	Av. Volume	Average Weighted Price
Pre Announcement of the offer	Quantity	(R$ / share)	Quantity	(R$ / share)

Daily Weighted Average last 30 days	74.117	51,15	12,5	523,78
Daily Weighted Average last 6 months	91.762	44,95	19,4	508,57
Daily Weighted Average last 12 months	86.471	41,97	34,2	443,20

Source: Bloomberg

I. Volume Weighted Average Share Price - Telemig

  Evolution of Share Average Price since the material fact announcing the transaction up to [Apr/04/2008]

	TMCP4		TMGC7

	Av. Volume	Average Weighted Price	Av. Volume	Average Weighted Price
Pre Announcement of the offer	Quantity	(R$ / share)	Quantity	(R$ / share)

Daily Weighted Average from 08/02/07 to 04/04/08	83.235	52,10	63,0	638,08

Source: Bloomberg

II. Book Value per Share - Telemig

Telemig Participações

Book Value - December 31, 2007

Equity Value of Telemig Celular Participações as of December 31, 2007 (in million R$)	1.230
Number of Shares (millions)	36,21

Equity Value of Telemig Celular Participações (R$ / share)	33,97

The Book Value per share of Telemig Celular Participações based on the Balance Sheet as of December 31, 2007 corresponds to R$ 33.97 per share.

Telemig Celular

Book Value - December 31, 2007

Equity Value of Telemig Celular as of December 31, 2007 (in million R$)	1.071
Number of Shares (millions)	2,372

Equity Value of Telemig Celular (R$ / share)	451,31

The Book Value per share of Telemig Celular based on the Balance Sheet as of December 31, 2007 corresponds to R$ 451.31 per share

Source: CVM

III. Economic Value of the Company per Market Multiples - Telemig

  The economic value of Telemig Participações preferred shares obtained through the use of EBITDA² multiples is R$ 52.18 per share.

  The economic value of Telemig Celular preferred shares obtained through the use of EBITDA² multiples is R$ 810.17 per share.

	Multiples	Equity Value R$ mm³	Price per share R$

	EV / EBITDA	EV / EBITDA	EV / EBITDA
Telemig Participações	3,94x	1.889	52,18
Telemig Celular	3,94x	1.922	810,17

Notes:
1. See Annex B. Calculation of multiples used in the valuation Report for further details
2. EBITDA 2007 is explained in Annexes C. Detailed calculation of EBITDA and Net Debt and D. Glossary
3. The concept of Company Value and Equity Value is explained in Annex D. Glossary
* The value of Telemig Celular obtained through the use of market multiples based on EBITDA 2007 is not significant as the four companies sample includes three holding companies which historically trade at a premium to the operating companies due to the low liquidity of the latter. Therefore, the use of the average multiple obtained through this sample overestimates the true value of Telemig Celular.

Source: CVM - ITR and Bloomberg

IV. Premium values of similar public offerings - Telemig

  The median and mean of the premium offered for preferred shares in similar transactions that occurred since 2001 were 20.5% and 23.8%, respectively:

  Applying the mean and median of the premium, the value range of Telemig Participações preferred shares is R$ 61.64 to R$ 63.32 per share.
  Applying the mean and median of the premium, the value range of Telemig Celular preferred shares is R$ 631.15 to R$ 648.43 per share.

Notes:
1. Premium applied on weighted average price between June 21, 2007 and August 1, 2007 (30 trading days after the announcement of the VTO)
Source: Economática amd Bloomberg

Analysis Results - Telemig

  For Telemig Participações preferred shares, the selected value range is from R$ 61.64 to R$ 63.32 per share that, converted to values prior to the reverse split on August 14, 2007, would be within the interval ranging from R$ 6.16 to R$ 6.33 per lot of one thousand shares.

  For Telemig Celular preferred shares, the selected value range is from R$ 631.15 to R$ 648.43 per share.

Note:
1 - Number of shares contemplates reverse split which occurred after the announcement of the Voluntary Tender Offer.
2 - The value of Telemig Celular obtained through the use of market multiples based on EBITDA 2007 is not significant as the four companies sample includes three holding companies which historically trade at a premium to the operating companies due to the low liquidity of the latter. Therefore, the use of the average multiple obtained through this sample overestimates the true value of Telemig Celular.

A. Liquidity Analysis of preferred Shares

  In order to determine the most liquid class of preferred share of Telemig Celular, we analyzed the volume of business in terms of quantity of traded shares over the last 30 trading days, prior to the announcement of the VTO, i.e., from June 20, 2007 to August 1, 2007.
  The most liquid share of Telemig Celular S.A during the period analyzed was TMGC7.

Source: Bloomberg

B. Calculation of Multiples Used in the Valuation Report

  In order to calculate the enterprise value of comparable companies, we calculated the respective average market values of preferred shares only, over the last 30 trading days prior to the date of announcement of the VTO (June 20, 2007 to August 1, 2007), adding the net debt as of December 31, 2007 to the value obtained. These enterprise values implied a range of EBITDA multiples.

  To obtain the Equity Value of Telemig, we applied the average EBITDA multiple of the companies included in the sample to the Telemig EBITDA 2007 and deducted the net cash.

					Múltiples

(R$ millions)	Market Cap - Average last	Net Debt
	30 trading days	31/12/07²	EV	EBITDA 07³	EV / EBITDA
Vivo Participações S.A.	13.564	2.661	16.225	3.133	5,18x
TIM Participações S.A.	15.799	1.213	17.012	2.870	5,93x
Tele Norte Celular Participações	173	125	298	109	2,72x
Amazônia Celular	108	172	280	146	1,92x

Average					3,94x

	Data of companies appraised

(R$ millions)				Net Debt	Implied Equity Value
	EBITDA 07³	EV / EBITDA	Implied EV	31/12/07²
Telemig Participações	377	3,94x	1.486	(403)	1.889
Telemig Celular	453	3,94x	1.785	(136)	1.922

Obs: During the period, instead of net debt, both Telemig Celular and Telemig Participações showed net cash, for which reason values are negative.

Notes:
1. Average Market Cap from the last 30 trading days from the announcement of the Material Fact (August,02 - 2007). Calculated by multiplying the daily preferred share mid-price by the total amount of shares.

2. For concept and detailed calculation of net debt see Annex C. Detailed calculation of EBITDA and Net Debt

3. EBITDA 2007 of Telemig Participações is proportional to its 83,25% participation held on the operational company.

Source: CVM ITR and Bloomberg

C. Detail Calculation of EBITDA and Net Debt

Net Debt Consolidated 31/12/07 R$ millions

			Telemig	Telemig		Telemig	Tele Norte	Tele Norte
			Participações	Participações	Telemig	Participações	Celular	Celular		Tele Norte Part.
	Vivo	TIM	Consolidated	Alone	Celular	Proportional	Consolidated	Alone	Amazônia	Proportional

(-) Cash, Cash Equivalents	2.191	1.173	731	294	437	657	45	15	30	37
Cash, Cash Equivalents	2.191	1.173	731	294	437	657	45	15	30	37

Debt	4.852	2.385	305	4	301	255	213	11	202	162
Short and Long Term Debt	4.381	2.146	148	0	148	123	152	5	147	115
Hedge Operations	448	0	92	0	92	76	53	3	51	41
Interest	0	0	6	0	6	5	5	0	5	3
Dividends	22	240	49	47	1	49	3	3	0	3
Interest on Capital	0	0	11	(43)	54	2	0	0	0	0

Net Debt / (Net Cash)	2.661	1.213	(426)	(289)	(136)	(403)	168	(4)	172	125

Obs: During the period, instead of net debt both Telemig Celular and Telemig Participações showed net cash, for which reason values are negative. Telemigs Participações values result from its 83,25%participation held in the Telemig Celular. Tele Norte Participações values result from its 74,96% participation held in Amazonia Celular.

EBITDA 2007 R$ milions

EBITDA
Vivo	3.133
TIM	2.870
Tele Norte Participações	109
Amazônia Celular	146
Telemig Participações	377
Telemig Celular	453

Obs: Telemigs Participações values result from its 83,25%participation held in the Telemig Celular. Tele Norte Participações values result from its 74,96% participation held in Amazonia Celular.

Source: CVM - ITR

D. Glossary

• Net Debt	Net Debt value was calculated by adding Loans and Financing, Debentures, Pension Fund Deficit, Net Balance of asset and liabilities operations with Derivatives, and deducting Cash and Banks
• EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization is the operating cash profit of the company.
• VTO	Voluntary Tender Offer
• Company Value	Company Value is calculated by adding market value (product between market price of shares and number of company shares) to net debt, or subtracting from net cash.
• Equity Value	Company value deducted from net debt

E. Historical Prices and Volume Traded TMCP4

TMCP4 BZ Equity			TMCP4 BZ Equity			TMCP4 BZ Equity

Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume

4/4/2008	53,6	44.200	1/14/2008	50,74	24.100	10/18/2007	52,5	75.200
4/3/2008	53	79.600	1/11/2008	50,7	21.700	10/17/2007	53,5	489.600
4/2/2008	50,9	183.200	1/10/2008	51,68	27.500	10/16/2007	50,85	44.900
4/1/2008	51	345.400	1/9/2008	50,5	80.000	10/15/2007	51	88.300
3/31/2008	50,2	44.000	1/8/2008	48,5	52.800	10/11/2007	52,49	50.700
3/28/2008	51	38.000	1/7/2008	48,5	46.800	10/10/2007	52,54	21.700
3/27/2008	51,1	108.500	1/4/2008	49,1	53.300	10/9/2007	52,59	47.900
3/26/2008	50,7	25.700	1/3/2008	49,65	34.400	10/8/2007	52,57	21.400
3/25/2008	50,9	74.100	1/2/2008	50,1	43.200	10/5/2007	52,57	99.200
3/24/2008	51,6	32.500	12/28/2007	48,51	93.000	10/4/2007	52,5	60.800
3/20/2008	50,99	98.800	12/27/2007	50	47.000	10/3/2007	52,4	67.500
3/19/2008	51	48.900	12/26/2007	48,99	46.600	10/2/2007	52,5	91.400
3/18/2008	52,25	97.100	12/21/2007	49,49	77.600	10/1/2007	54	49.500
3/17/2008	51,52	40.800	12/20/2007	46,75	53.300	9/28/2007	53,66	22.400
3/14/2008	52,2	37.800	12/19/2007	47,12	127.500	9/27/2007	54	66.800
3/13/2008	52,8	199.500	12/18/2007	46,9	118.400	9/26/2007	54,14	26.900
3/12/2008	53	180.700	12/17/2007	47,01	96.800	9/25/2007	53,45	51.000
3/11/2008	52,8	39.800	12/14/2007	48,4	28.100	9/24/2007	54,57	32.200
3/10/2008	52,68	28.300	12/13/2007	48,5	87.900	9/21/2007	54,12	41.800
3/7/2008	52,2	62.000	12/12/2007	49,05	121.200	9/20/2007	54	94.600
3/6/2008	52,6	195.900	12/11/2007	49,28	98.700	9/19/2007	53,5	45.900
3/5/2008	53,53	54.000	12/10/2007	49,43	59.800	9/18/2007	53,5	98.800
3/4/2008	53,69	38.100	12/7/2007	48,91	133.600	9/17/2007	53	68.400
3/3/2008	53	233.900	12/6/2007	49,5	54.200	9/14/2007	55	26.900
2/29/2008	52,5	32.800	12/5/2007	49,56	39.400	9/13/2007	55,7	11.200
2/28/2008	53,15	43.300	12/4/2007	50,23	30.300	9/12/2007	55,19	38.500
2/27/2008	52,98	49.100	12/3/2007	49,75	37.800	9/11/2007	56,8	17.200
2/26/2008	52,95	73.100	11/30/2007	50	65.600	9/10/2007	55,8	21.300
2/25/2008	52,59	163.400	11/29/2007	49,54	152.900	9/6/2007	57	29.500
2/22/2008	51,8	36.200	11/28/2007	49,5	67.700	9/5/2007	57	149.800
2/21/2008	51,39	52.000	11/27/2007	49,98	25.100	9/4/2007	57,5	88.600
2/20/2008	51,2	54.500	11/26/2007	49	65.300	9/3/2007	57,9	27.600
2/19/2008	50,5	81.400	11/23/2007	50,9	41.500	8/31/2007	58	272.800
2/18/2008	52	12.900	11/22/2007	49,99	11.000	8/30/2007	56,22	129.600
2/15/2008	51	17.900	11/21/2007	49,75	57.200	8/29/2007	55,7	90.700
2/14/2008	52,22	40.100	11/19/2007	51,2	31.800	8/28/2007	55,5	159.600
2/13/2008	52,92	147.800	11/16/2007	50,8	77.000	8/27/2007	55,5	81.200
2/12/2008	50,6	71.300	11/14/2007	52	169.400	8/24/2007	55,25	61.900
2/11/2008	50,4	133.000	11/13/2007	49,88	61.200	8/23/2007	57,5	76.600
2/8/2008	49,8	45.700	11/12/2007	50,99	33.600	8/22/2007	54,9	114.900
2/7/2008	50,2	136.500	11/9/2007	50	94.000	8/21/2007	53,29	85.200
2/6/2008	50	125.900	11/8/2007	50,15	65.900	8/20/2007	51,5	62.600
2/1/2008	52,96	205.100	11/7/2007	53,3	47.800	8/17/2007	52,25	116.700
1/31/2008	51,01	26.800	11/6/2007	53,93	23.200	8/16/2007	52,1	171.000
1/30/2008	50,64	48.400	11/5/2007	53,1	69.000	8/15/2007	51,5	473.400
1/29/2008	49,8	34.600	11/1/2007	53,3	38.000	8/14/2007	50,2	102.200
1/28/2008	51	71.300	10/31/2007	53,4	45.200	8/13/2007	51,3	92.620
1/24/2008	48,7	54.300	10/30/2007	54,3	90.100	8/10/2007	52	127.650
1/23/2008	48,8	78.100	10/29/2007	53,5	40.700	8/9/2007	52,8	145.680
1/22/2008	49,89	84.800	10/26/2007	54	42.700	8/8/2007	54,5	191.710
1/21/2008	48,2	51.300	10/25/2007	54	104.300	8/7/2007	53,6	85.320
1/18/2008	49,5	68.600	10/24/2007	53,51	54.900	8/6/2007	54,4	174.460
1/17/2008	50,5	72.800	10/23/2007	53,3	219.900	8/3/2007	52,4	265.770
1/16/2008	50,85	93.900	10/22/2007	52,61	75.400	8/2/2007	53	150.700
1/15/2008	50,63	41.400	10/19/2007	52,78	66.200	8/1/2007	52,3	117.720

TMCP4 BZ Equity			TMCP4 BZ Equity			TMCP4 BZ Equity

Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume

7/31/2007	54,9	113.910	5/11/2007	46,3	76.770	2/21/2007	42,4	121.350
7/30/2007	52,4	97.830	5/10/2007	45,2	96.010	2/16/2007	39,5	96.210
7/27/2007	48,4	90.690	5/9/2007	44,5	79.970	2/15/2007	39,6	71.920
7/26/2007	47,7	134.390	5/8/2007	44,6	25.750	2/14/2007	39,8	250.920
7/25/2007	49,6	129.690	5/7/2007	45,9	28.410	2/13/2007	38,9	48.250
7/24/2007	50,6	115.000	5/4/2007	46,3	30.840	2/12/2007	38,1	40.020
7/23/2007	51,9	47.420	5/3/2007	46,2	39.690	2/9/2007	38,4	48.300
7/20/2007	51,1	54.570	5/2/2007	46,1	65.490	2/8/2007	39	38.000
7/19/2007	52	68.410	4/30/2007	44,9	127.820	2/7/2007	38,8	71.030
7/18/2007	52,3	64.410	4/27/2007	44,5	59.610	2/6/2007	39,2	35.440
7/17/2007	52,6	60.720	4/26/2007	44,8	77.080	2/5/2007	39,9	16.920
7/16/2007	52,6	71.900	4/25/2007	46,7	126.940	2/2/2007	39,7	42.640
7/13/2007	53,1	61.090	4/24/2007	44,1	44.230	2/1/2007	39,4	41.380
7/12/2007	53,4	90.790	4/23/2007	44	46.390	1/31/2007	40,2	57.590
7/11/2007	53,3	117.140	4/20/2007	44,5	113.180	1/30/2007	39,2	69.190
7/10/2007	53,5	82.970	4/19/2007	43,5	91.840	1/29/2007	38,8	49.680
7/6/2007	53,1	88.820	4/18/2007	42,6	125.390	1/26/2007	39	35.230
7/5/2007	51,6	104.100	4/17/2007	42,8	76.790	1/24/2007	40,3	45.870
7/4/2007	49,9	26.470	4/16/2007	42,5	126.450	1/23/2007	40,3	49.450
7/3/2007	50,1	21.480	4/13/2007	41,8	129.710	1/22/2007	40	37.460
7/2/2007	50	33.260	4/12/2007	41,1	106.810	1/19/2007	40,1	40.340
6/29/2007	48,7	58.960	4/11/2007	40,8	92.580	1/18/2007	39,6	60.510
6/28/2007	49,3	36.500	4/10/2007	40,3	183.500	1/17/2007	38,7	24.040
6/27/2007	49,5	33.670	4/9/2007	39,9	61.300	1/16/2007	38,5	33.580
6/26/2007	48,8	30.270	4/5/2007	39,5	36.160	1/15/2007	39,2	32.240
6/25/2007	48	55.330	4/4/2007	39	38.250	1/12/2007	39,6	52.200
6/22/2007	48,7	48.050	4/3/2007	39,3	97.090	1/11/2007	39,3	83.740
6/21/2007	49,6	49.000	4/2/2007	38,3	36.420	1/10/2007	38,5	110.850
6/20/2007	49	118.940	3/30/2007	38,9	71.030	1/9/2007	36,6	71.760
6/19/2007	48,9	76.910	3/29/2007	38,3	68.110	1/8/2007	37	107.990
6/18/2007	49,7	63.330	3/28/2007	37,7	88.200	1/5/2007	37,1	156.860
6/15/2007	49,2	133.940	3/27/2007	38,2	48.020	1/4/2007	39,5	127.870
6/14/2007	49,7	44.020	3/26/2007	38,2	62.490	1/3/2007	39,4	98.800
6/13/2007	49,1	278.250	3/23/2007	39,2	27.180	1/2/2007	40,6	48.050
6/12/2007	46,7	100.710	3/22/2007	39,5	107.560	12/28/2006	40,5	50.600
6/11/2007	48,9	83.180	3/21/2007	40,2	148.940	12/27/2006	40,4	92.120
6/8/2007	48,1	104.360	3/20/2007	38,4	116.280	12/26/2006	39	38.410
6/6/2007	46,2	140.400	3/19/2007	38,2	77.620	12/22/2006	39	27.380
6/5/2007	46,8	73.930	3/16/2007	37,7	99.210	12/21/2006	39	45.550
6/4/2007	47,8	73.070	3/15/2007	37,4	114.230	12/20/2006	39,4	59.290
6/1/2007	48,5	280.180	3/14/2007	38,4	103.500	12/19/2006	39,8	60.810
5/31/2007	47,3	501.470	3/13/2007	38,6	146.710	12/18/2006	39,7	46.510
5/30/2007	48,8	208.650	3/12/2007	40	59.500	12/15/2006	40,4	84.630
5/29/2007	49,5	134.290	3/9/2007	39,3	46.700	12/14/2006	40,3	44.090
5/28/2007	49,6	31.740	3/8/2007	38,5	42.370	12/13/2006	40,1	223.230
5/25/2007	49	228.840	3/7/2007	37,6	68.790	12/12/2006	39,3	67.080
5/24/2007	47	134.980	3/6/2007	38,8	84.490	12/11/2006	39	53.820
5/23/2007	49	200.340	3/5/2007	37,3	64.780	12/8/2006	39,4	27.530
5/22/2007	47	83.310	3/2/2007	38,1	179.750	12/7/2006	39,6	58.580
5/21/2007	47	109.120	3/1/2007	39,2	127.380	12/6/2006	39,3	54.620
5/18/2007	46,2	41.550	2/28/2007	38,4	163.770	12/5/2006	39,6	85.420
5/17/2007	47	34.230	2/27/2007	38	191.240	12/4/2006	39,5	148.850
5/16/2007	47	80.110	2/26/2007	41,8	96.630	12/1/2006	39,3	69.500
5/15/2007	46,4	70.060	2/23/2007	41,7	54.950	11/30/2006	39,8	61.260
5/14/2007	46	48.490	2/22/2007	43,7	122.900	11/29/2006	40,5	86.090

TMCP4 BZ Equity			TMCP4 BZ Equity

Date	Px Last	Px Volume	Date	Px Last	Px Volume

11/28/2006	39,6	66.080	9/5/2006	37	58.870
11/27/2006	39	113.220	9/4/2006	36,2	54.060
11/24/2006	41	67.570	9/1/2006	36,8	100.070
11/23/2006	40	82.860	8/31/2006	35,5	252.670
11/22/2006	41	125.030	8/30/2006	36	101.020
11/21/2006	42	67.130	8/29/2006	33,5	30.100
11/17/2006	42	49.730	8/28/2006	33,6	102.970
11/16/2006	42	82.690	8/25/2006	32	94.220
11/14/2006	42	118.920	8/24/2006	32,1	96.410
11/13/2006	40	114.520	8/23/2006	33,1	111.370
11/10/2006	40	197.910	8/22/2006	34,3	67.610
11/9/2006	39	254.650	8/21/2006	35	44.220
11/8/2006	40	110.640	8/18/2006	35,9	46.020
11/7/2006	40	156.300	8/17/2006	35,9	80.140
11/6/2006	39	222.980	8/16/2006	36	304.320
11/3/2006	38	223.920	8/15/2006	36	76.530
11/1/2006	37	106.170	8/14/2006	35,1	47.310
10/31/2006	37	111.230	8/11/2006	34,9	50.940
10/30/2006	37	43.690	8/10/2006	36,5	21.340
10/27/2006	37	45.160	8/9/2006	36,5	35.760
10/26/2006	38	54.000	8/8/2006	36,6	39.300
10/25/2006	38	57.050	8/7/2006	36,2	17.880
10/24/2006	38	57.550	8/4/2006	36,7	30.010
10/23/2006	39	78.840	8/3/2006	36	38.500
10/20/2006	37	43.660	8/2/2006	35,2	67.070
10/19/2006	38	69.500	8/1/2006	35,3	88.960
10/18/2006	38	198.950
10/17/2006	39	69.820
10/16/2006	40	36.230
10/13/2006	39	68.040
10/11/2006	39	40.940
10/10/2006	40	128.210
10/9/2006	41	123.990
10/6/2006	40	61.060
10/5/2006	40	91.280
10/4/2006	40	119.650
10/3/2006	40	42.700
10/2/2006	40	122.400
9/29/2006	40	42.490
9/28/2006	41	28.580
9/27/2006	40	42.250
9/26/2006	41	54.650
9/25/2006	41	31.530
9/22/2006	41	75.750
9/21/2006	41	130.840
9/20/2006	40	97.380
9/19/2006	40	123.150
9/18/2006	40	35.420
9/15/2006	40	49.690
9/14/2006	40	125.240
9/13/2006	40	43.750
9/12/2006	40	50.910
9/11/2006	40	108.760
9/8/2006	41	152.580
9/6/2006	37	79.180

F. Historical Prices and Volume Traded TMGC7

TMGC7 Equity			TMGC7 Equity			TMGC7 Equity

Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume

4/2/2008	600	1	6/27/2007	520,00	0,0	4/9/2007	500,01	0,0
3/28/2008	600	126	6/26/2007	520,00	20,0	4/5/2007	500,01	0,0
3/4/2008	600	2	6/25/2007	520,00	0,0	4/4/2007	500,01	0,0
1/23/2008	600	1	6/22/2007	520,00	77,0	4/3/2007	500,01	0,0
1/21/2008	600	28	6/21/2007	500,00	1,0	4/2/2007	500,01	0,0
1/18/2008	600	1	6/20/2007	500,00	1,0	3/30/2007	500,01	0,0
1/17/2008	600	104	6/19/2007	451,00	2,0	3/29/2007	500,01	0,0
1/16/2008	600	81	6/18/2007	520,00	0,0	3/28/2007	500,01	0,0
1/3/2008	600	4	6/15/2007	520,00	0,0	3/27/2007	500,01	0,0
12/28/2007	600	15	6/14/2007	520,00	0,0	3/26/2007	500,01	0,0
12/26/2007	600	23	6/13/2007	520,00	0,0	3/23/2007	500,01	6,0
12/17/2007	600	9	6/12/2007	520,00	0,0	3/22/2007	500,00	0,0
12/13/2007	600	2	6/11/2007	520,00	0,0	3/21/2007	500,00	0,0
12/10/2007	600	20	6/8/2007	520,00	0,0	3/20/2007	500,00	0,0
12/3/2007	610,01	1	6/6/2007	520,00	0,0	3/19/2007	500,00	0,0
11/27/2007	601	1	6/5/2007	520,00	0,0	3/16/2007	500,00	0,0
11/22/2007	610	1	6/4/2007	520,00	0,0	3/15/2007	500,00	0,0
10/24/2007	610	1	6/1/2007	520,00	0,0	3/14/2007	500,00	0,0
10/19/2007	602	1	5/31/2007	520,00	0,0	3/13/2007	500,00	0,0
9/11/2007	650	41	5/30/2007	520,00	0,0	3/12/2007	500,00	0,0
9/5/2007	650	30	5/29/2007	520,00	0,0	3/9/2007	500,00	0,0
8/31/2007	650	8	5/28/2007	520,00	0,0	3/8/2007	500,00	0,0
8/27/2007	650	1	5/25/2007	520,00	0,0	3/7/2007	500,00	0,0
8/16/2007	600	63	5/24/2007	520,00	0,0	3/6/2007	500,00	0,0
8/13/2007	670	10	5/23/2007	520,00	0,0	3/5/2007	500,00	0,0
8/10/2007	650	32	5/22/2007	520,00	0,0	3/2/2007	500,00	10,0
8/9/2007	650	150	5/21/2007	520,00	0,0	3/1/2007	500,00	10,0
8/8/2007	650	171	5/18/2007	520,00	43,0	2/28/2007	520,00	0,0
8/7/2007	650	100	5/17/2007	470,00	0,0	2/27/2007	520,00	0,0
8/6/2007	650	460	5/16/2007	470,00	0,0	2/26/2007	520,00	9,0
8/3/2007	650	527	5/15/2007	470,00	0,0	2/23/2007	520,00	0,0
8/1/2007	502,00	0,0	5/14/2007	470,00	0,0	2/22/2007	520,00	0,0
7/31/2007	502,00	0,0	5/11/2007	470,00	0,0	2/21/2007	520,00	0,0
7/30/2007	502,00	1,0	5/10/2007	470,00	0,0	2/16/2007	520,00	0,0
7/27/2007	550,00	0,0	5/9/2007	470,00	0,0	2/15/2007	520,00	0,0
7/26/2007	550,00	0,0	5/8/2007	470,00	3,0	2/14/2007	520,00	0,0
7/25/2007	550,00	0,0	5/7/2007	480,00	0,0	2/13/2007	520,00	0,0
7/24/2007	550,00	1,0	5/4/2007	480,00	2,0	2/12/2007	520,00	0,0
7/23/2007	570,00	0,0	5/3/2007	500,00	100,0	2/9/2007	520,00	0,0
7/20/2007	570,00	0,0	5/2/2007	500,00	1,0	2/8/2007	520,00	0,0
7/19/2007	570,00	0,0	4/30/2007	500,00	0,0	2/7/2007	520,00	0,0
7/18/2007	570,00	0,0	4/27/2007	500,00	0,0	2/6/2007	520,00	0,0
7/17/2007	570,00	0,0	4/26/2007	500,00	0,0	2/5/2007	520,00	2,0
7/16/2007	570,00	0,0	4/25/2007	500,00	0,0	2/2/2007	520,00	0,0
7/13/2007	570,00	0,0	4/24/2007	500,00	2,0	2/1/2007	520,00	0,0
7/12/2007	570,00	0,0	4/23/2007	500,00	0,0	1/31/2007	520,00	0,0
7/11/2007	570,00	0,0	4/20/2007	500,00	0,0	1/30/2007	520,00	4,0
7/10/2007	570,00	1,0	4/19/2007	500,00	0,0	1/29/2007	500,00	5,0
7/6/2007	570,00	0,0	4/18/2007	500,00	0,0	1/26/2007	500,00	0,0
7/5/2007	570,00	11,0	4/17/2007	500,00	0,0	1/24/2007	500,00	0,0
7/4/2007	520,00	0,0	4/16/2007	500,00	131,0	1/23/2007	500,00	1,0
7/3/2007	520,00	2,0	4/13/2007	500,01	0,0	1/22/2007	500,00	0,0
7/2/2007	510,00	0,0	4/12/2007	500,01	0,0	1/19/2007	500,00	0,0
6/29/2007	510,00	0,0	4/11/2007	500,01	0,0	1/18/2007	500,00	0,0
6/28/2007	510,00	10,0	4/10/2007	500,01	0,0	1/17/2007	500,00	0,0

TMGC7 Equity			TMGC7 Equity			TMGC7 Equity

Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume

1/16/2007	500,00	0,0	10/23/2006	350,10	0,0	8/3/2006	362,00	0,0
1/15/2007	500,00	0,0	10/20/2006	350,10	0,0	8/2/2006	362,00	111,0
1/12/2007	500,00	0,0	10/19/2006	350,10	0,0
1/11/2007	500,00	0,0	10/18/2006	350,10	0,0
1/10/2007	500,00	4,0	10/17/2006	350,10	0,0
1/9/2007	500,00	0,0	10/16/2006	350,10	0,0
1/8/2007	500,00	0,0	10/13/2006	350,10	0,0
1/5/2007	500,00	0,0	10/11/2006	350,10	0,0
1/4/2007	500,00	6,0	10/10/2006	350,10	1,0
1/3/2007	500,00	55,0	10/9/2006	355,00	0,0
1/2/2007	600,00	200,0	10/6/2006	355,00	0,0
12/28/2006	550,00	0,0	10/5/2006	355,00	0,0
12/27/2006	550,00	70,0	10/4/2006	355,00	0,0
12/26/2006	499,98	15,0	10/3/2006	355,00	0,0
12/22/2006	469,00	0,0	10/2/2006	355,00	0,0
12/21/2006	469,00	0,0	9/29/2006	355,00	0,0
12/20/2006	469,00	0,0	9/28/2006	355,00	0,0
12/19/2006	469,00	1,0	9/27/2006	355,00	0,0
12/18/2006	450,00	0,0	9/26/2006	355,00	0,0
12/15/2006	450,00	0,0	9/25/2006	355,00	0,0
12/14/2006	450,00	0,0	9/22/2006	355,00	0,0
12/13/2006	450,00	0,0	9/21/2006	355,00	66,0
12/12/2006	450,00	0,0	9/20/2006	355,00	0,0
12/11/2006	450,00	0,0	9/19/2006	355,00	0,0
12/8/2006	450,00	0,0	9/18/2006	355,00	0,0
12/7/2006	450,00	0,0	9/15/2006	355,00	2,0
12/6/2006	450,00	0,0	9/14/2006	360,00	470,0
12/5/2006	450,00	0,0	9/13/2006	362,00	9,0
12/4/2006	450,00	0,0	9/12/2006	350,00	0,0
12/1/2006	450,00	0,0	9/11/2006	350,00	0,0
11/30/2006	450,00	0,0	9/8/2006	350,00	0,0
11/29/2006	450,00	2,0	9/6/2006	350,00	0,0
11/28/2006	400,00	0,0	9/5/2006	350,00	0,0
11/27/2006	400,00	1,0	9/4/2006	350,00	0,0
11/24/2006	400,00	0,0	9/1/2006	350,00	0,0
11/23/2006	400,00	0,0	8/31/2006	350,00	0,0
11/22/2006	400,00	0,0	8/30/2006	350,00	66,0
11/21/2006	400,00	0,0	8/29/2006	350,00	0,0
11/17/2006	400,00	0,0	8/28/2006	350,00	0,0
11/16/2006	400,00	0,0	8/25/2006	350,00	0,0
11/14/2006	400,00	1,0	8/24/2006	350,00	0,0
11/13/2006	350,00	0,0	8/23/2006	350,00	0,0
11/10/2006	350,00	0,0	8/22/2006	350,00	0,0
11/9/2006	350,00	0,0	8/21/2006	350,00	0,0
11/8/2006	350,00	0,0	8/18/2006	350,00	0,0
11/7/2006	350,00	0,0	8/17/2006	350,00	6,0
11/6/2006	350,00	0,0	8/16/2006	360,00	0,0
11/3/2006	350,00	0,0	8/15/2006	360,00	0,0
11/1/2006	350,00	0,0	8/14/2006	360,00	0,0
10/31/2006	350,00	2,0	8/11/2006	360,00	100,0
10/30/2006	350,00	2,0	8/10/2006	362,00	0,0
10/27/2006	350,00	1,0	8/9/2006	362,00	0,0
10/26/2006	350,00	0,0	8/8/2006	362,00	0,0
10/25/2006	350,00	0,0	8/7/2006	362,00	0,0
10/24/2006	350,00	29,0	8/4/2006	362,00	0,0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.